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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
               INTER-DEALER QUOTATION SYSTEM FILED PURSUANT TO
              SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
                OF 1934 AND RULES 13A-17 AND 15D-17 THEREUNDER

CECO Environmental Corp.
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                (EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER)

111 Elizabeth Street, Suite 600
Toronto, Ontario   CANADA M5G AP7
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                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(416) 593-6543
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               (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)



                I.      CHANGE IN NUMBER OF SHARES OUTSTANDING

     INDICATE ANY CHANGE (INCREASE OR DECREASE) OF FIVE PERCENT OR MORE IN THE NUMBER OF SHARES OUTSTANDING:

        1.      TITLE OF SECURITY               Common Stock
                                    --------------------------------------------

        2.      NUMBER OF SHARES OUTSTANDING BEFORE THE CHANGE  6,577,348
                                                                ----------------

        3.      NUMBER OF SHARES OUTSTANDING AFTER THE CHANGE   7,040,148
                                                                ----------------

        4.      EFFECTIVE DATE OF CHANGE   January 16, 1996
                                           -------------------------------------

        5.      METHOD OF CHANGE:

     SPECIFY METHOD (SUCH AS MERGER, ACQUISITION, EXCHANGE, DISTRIBUTION, STOCK SPLIT, REVERSE SPLIT, ACQUISITION OF STOCK FOR TREASURY, ETC.) Issuance of
                                                              -----------------
Stock to Consultants and in exchange transactions.
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     GIVE BRIEF DESCRIPTION OF TRANSACTION Exchange of 119,000 and 83,800
                                           ------------------------------------
shares of common stock of Issuer for shares of common stock of CECO Filters,
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Inc. on a one-for-one basis on September 22, 1995 and on January 16, 1996, respectively. An additional 260,000 shares of common stock were issued in August 1995 to consultants engaged by the Issuer pursuant to the exercise of options to purchase common stock previously granted to such consultants.

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                       II.      CHANGE IN NAME OF ISSUER

        1.      Name prior to change       N/A
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        2.      Name after change
                                  ---------------------------------------------

        3.      Effective date of charter amendment changing name
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        4.      Date of shareholder approval of change, if required
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        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   CECO Environmental Corp.
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                                                         (Registrant)



Date:           January 26, 1996                        /s/Phillip DeZwirek
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                                                          (Signature)(1)
                                               Phillip DeZwirek, Chief
                                               Executive Officer









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        (1)     Print name and title of the signing officer under his signature.